                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

           Pursuant to Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934



                              SURETY HOLDINGS CORP.
                    (Exact name of Registrant in its charter)


DELAWARE                                    56-2229054
(State of organization)                     (I.R.S. Employer Identification No.)



850 Fort Plains Road, Howell, New Jersey                         07731
(Address of principal executive offices)                       (Zip code)

Registrant's Telephone Number, including area code: (732) 886-0706


Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to the Company's expectations, hopes, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by the Company. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property, unfavorable local, regional, national, international and economic developments, weather conditions, competition, regulations pertaining to property development, federal, state and local. Readers are urged to carefully review and consider the various disclosures made by the Company in this Report, as an attempt to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects.





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                                     PART I

ITEM 1.  BUSINESS.

(a) DEVELOPMENT OF BUSINESS.

     In June 1999, Surety Holdings Corp., a Florida corporation (incorporated in December 1995), merged with Surety Holdings Corp., a Delaware corporation (incorporated in May 1999). The surviving Delaware corporation ("Surety") continued the Florida corporation's endeavors of pursuing business opportunities. Chalon International of Hawaii, Inc. ("Chalon Hawaii"), the sole subsidiary of Surety, was incorporated in Hawaii in December 1988 for the primary purpose of real estate development, including the acquisition of fee simple land or leaseholds, and the construction of improvements thereon.

     In December 1999, Surety issued 2,000,000 shares of its common stock in exchange for 100% of Chalon Hawaii's outstanding shares in a recapitalization transaction accounted for as a reverse acquisition with a "shell" company. Chalon Hawaii was deemed the accounting acquirer and Surety was deemed the legal acquirer (see Note 3 to Consolidated Financial Statements).

     Surety and Chalon Hawaii's (collectively, the "Company") primary focus is the development of a hotel, 18-hole golf course and resort homes on approximately 600 acres of land in the North Kahola district of Hawaii Island in the state of Hawaii (the "Mahukona development project").

(b) NARRATIVE DESCRIPTION OF BUSINESS.

CHALON HAWAII

Chalon Hawaii owns approximately 18,000 acres of fee simple land in North Kahola district of Hawaii Island (The Big Island), in the State of Hawaii, USA. Chalon Hawaii has, since 1989, worked with the local Kohala community for the master planning of the development and is intending to develop a New Style Health community, utilizing eco-management of the excellent natural environment. The plan is more than just building a resort area; it is a plan to integrate an existing community with a new development plan for the 18,000 acres of land, which is expected to include housing, recreational facilities, farming, historical assets and commercial business institutes.

     The Mahukona property consists of approximately 600 acres of land. Chalon Hawaii has already acquired the necessary governmental permits for the developments of a hotel, 18-hole golf course and approximately 87 sites for resort homes. Located on the leeward (dry) side of the island, with resort permitting in place, and general community and government acceptance as a resort location, Mahukona is a valuable and critical component of the overall master plan strategy. In keeping focused on an eco-based theme for the master plan, and working towards Chalon's corporate goals, the Mahukona Resort will:

     1. Emphasize sensitivity to the Hawaii environment, culture, human physical and spiritual health, practicality, comfort and quality accommodations.


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     2.   Provide access to the unique, semi-exclusive Hawaiian eco-activities on the Chalon land.

     Although there is no assurance that this will, in fact, be the actual total cost, it is expected that the total current cost for the Mahukona Development will be approximately $70,000,000-$75,000,000. This estimated cost currently includes a 100 Room Hotel, 100 Bungalow Units, 87 Lot units for Residential Homes (land only, costs for building the homes are not included) 18-Hole Golf Course and Sports Facilities.

     In developing the property, the Company will rely upon a pool of experienced and talented entities and individuals. One entity is the Lake Forest Resort Development Team which is lead by Shoichi Kamon, who has extensive experience in real estate development. Over the past 30 years, his experience includes more than 50 restaurants, 5 hotels and the very successful Lake Forest Resort. His development style is based on his management experience in the hospitality industry, where his philosophy is to integrate beauty and efficiency.

     Another entity, TFP Inc., headed by Toru Yamaguchi, is a planning. engineering and golf course design company. Mr. Yamaguchi's academic and practical experience for civil engineering contributes to keeping costs down on the construction of a Golf Course. TFP has been working with Chalon since the Lake Forest Development. TFP, Inc., has extensive experience in planning of housing projects as well as golf course projects all over Japan and Hawaii.

     Additionally, Eco-Resort Management Co. is a company that is a spin-off from Chalon International Co., created to be exclusively in charge of resort management. Eco-Resort Management Co. operates Lake Forest Resort in Kyoto, Japan. Chalon International was established in 1968 by Shoichi Kamon with a small restaurant in Osaka, Japan. Since then, Chalon International Co. has grown into a diversified international hospitality company, specializing in restaurant, hotel and recreational projects in Japan, USA, Hong Kong and China. Lake Forest Resort is Chalon International's Flagship Facility that has 45 Holes of Golf, Hotels and a variety of Sports Facilities. Lake Forest is a membership resort, with many corporate members.

     Kohala Coast Resort Area is one of the most luxurious resort areas in the US. The price range of accommodations in this area start from at approximately $300 per night (no ocean view). Mahukona Resort is approximately a 20 minute drive from the north point of the Kohala Coast Resort Area. The relation between Mahukona Resort and Kohala Coast Resort is similar to Kapalua Resort and Kaanapali Resort in Maui or Kahala Hilton and Waikiki in Oahu. This means Mahukona is more isolated and an eco-related facility compared to Kohala Coast Resort Area. Our strategy is to utilize Kohala Coast's luxury image and price range without competing with their resorts. We expect to emphasize a "New Style of Development", which is far beyond the regular resort development.




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LOCATION.

     The State of Hawaii (the Aloha State) was admitted as the nation's 50th state in 1959. It consists of eight major islands and 124 minor islands which form a chain extending over 1,600 miles across the mid-Pacific Ocean.

     With more than twice the landmass of all other Hawaiian Islands combined, the nickname Hawaii's "Big Island" fits perfectly. At 4,028 square miles in size, the Big Island is larger than the State of Connecticut, USA. Hawaii is the youngest island in the chain (being 35 million years old) and the southernmost point of the United States is on this island. The Big Island was formed by five volcanoes, the world's most active and safest volcano, Kilauea, which has become one of the island's most popular visitor attractions.

     Hawaii Island is almost a "Mini Continent" by itself, offering everything from active volcanoes to quiet sandy beaches; from dense tropical rainforests to verdant pasturelands. A huge variety of marine life flourishes along Hawaii's Mauna Kea, the tallest mountain at 13,736 feet in the Pacific Basin. The Big Island provides astronomers with the best stargazing on the planet earth. The diverse background of the Big Island residents creates an exciting blend of cultural heritage. The Company believes that the population's ethnic makeup as of 1996 was 40% Caucasian, 58% Asian or Pacific Islander and 1.8% mixed non-Hawaiian.

     Between Kona Airport and Mahukona, the area is called "Kohala Coast Resort Area". The destination resorts along the Kona Kohala Coast are located on the northwestern shore of the island and begin six miles north of Kona International Airport. Boundaries of the Kona Kohala Coast region are marked by the Mauna Kea Resort to the north, Ka'upulehu to the south with the Mauna Lani Resort and Waikoloa Beach Resort in between. There are 3,618 visitor units to choose from, including Condos, one and two bedroom Oceanfront Suites, Oceanside Villas, Bungalows, Thatched Huts and Private Vacation homes. Island wide, there are 9,490 visitor facilities accommodations, including Bed & Breakfasts. Resort Sport and Fitness Facilities have over 55 Tennis Courts, 7 Championship Golf Courses (126 holes), an Executive Putting Course and 6 Spas. Other resort activities include scuba, snorkeling, glass-bottom boating, windsurfing, deep-sea fishing, hunting, horseback riding, sightseeing, whale watching
(in season), sailing and kayaking.

     The Mahukona project land is located on the west (leeward coast) of the District of North Kohala with about an hour drive time from the Keahole-Kona International Airport and 20 minutes from Mauna Kea Beach Hotel, which is located on the north part of Kohala Coast Resort Area. The climate of the area is generally warm, arid and savanna-like. Daytime temperatures range from about 89 degrees F. in the summer months to about 82 degrees F. in the winter months. Rainfall in the project area averages approximately 14 inches per year.





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CHALON'S KOHALA LAND MASTER PLAN.

     Chalon's Kohala Land is located at the northern end of the island of Hawaii, in the District of North Kohala. This island jewel with its mild weather, untouched natural features, unsurpassed scenery and deep historical and culture values is becoming one of the world's leading health resort area. Within half an hour drive of Chalon's land is the famous Kohala Resort Area. It was Lawrence Rockefeller who first realized the potential of this area when he developed his favorite retreat at the Mauna Kea Beach Hotel in the 1960's. Chalon's land in Kohala was formerly owned by Castle and Cooke, one of Hawaii's largest corporations, whose Dole Food label is well-known across the nation. A plantation for over 100 years on these lands before increased competition and rising costs forced the closure of the plantation in 1975. Since that time, little economic activity has been developed within North Kohala. The various villages of Kohala create an aggregate population of about 4,200 people. The principal area of employment of Kohala residents is in the resort and support communities of nearby South Kohala.

     Throughout today's world, the long range importance of solving environmental issues is an ever increasing consideration and commitment. During discussion of the global environment, land development is frequently thought to be yet another of man's burdens placed on natural eco-systems. This idea was anchored in past disorderly development, which generally did not include a specific concern for future impacts. The main objective of Chalon is not only to pursue profit, but to also implement a clear vision of an improved community that will continuously seek to maintain harmony with nature.

     In these regards, Chalon decided the best method to understand their land was to seek involvement from the local community through open dialogue and exchange of ideas. A Citizens Participation Committee (CPC) was formed to assist Chalon. The CPC was formed by Chalon to examine existing plans and conditions in the North Kohala area. To facilitate the evaluation and recommendation proceeds, the CPC was broken down into 6 different sub-committees: Housing, Public Infrastructure/Recreation, Historic Sites, Land Use - Agriculture, Land Use - Commercial/Industrial and Natural Resources/Environmental Quality.

     With strong support by the local Kohala community, Chalon Hawaii is intending to develop a new type community utilizing eco-management of the excellent natural environment of Kohala. In essence, this plan means more than just building a resort area. Currently, it is a plan to integrate an existing community with a new development plan for the 18,000 acres of land, which may include housing, recreational facilities, farming, historical assets and commercial business institutes. Some of the land, may, however, be sold, under the appropriate circumstances.

     Chalon has already acquired the necessary governmental development approvals, as discussed later, in the Mahukona area for the Kohala Land. This will be the flagship facility for the master plan of the area community. The tourist and owners of the Chalon land may expect to enjoy sophisticated facilities for dining, sports and relaxation during their stay in Kohala.


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     It is anticipated that the land values will be enhanced by the multi-purpose uses, i.e., land sales, resort, residential lots, bulk land, and timeshares.

MAHUKONA RESORT DEVELOPMENT.

     Development Concept

     The Mahukona property consists of approximately 642 acres of land. Chalon already has acquired the necessary governmental permits for the development of a hotel, restaurant(s), an 18-hole golf course and approximately 87 lots for resort homes.

     Located on the leeward (dry) side of the island, with resort permitting, as discussed later, in place and the general community and government acceptance as a resort location, Mahukona is a valuable and critical component of the overall master plan strategy.

     In keeping with the eco-based theme of the master plan and working towards Chalon's corporate goals, the Mahukona Resort will, as presently planned:

     (1) Emphasize sensitivity to the Hawaii environment, culture, human physical and spiritual health, comfort and quality accommodations.

     (2) Provide access to unique, semi-exclusive Hawaiian eco-activities on which the Chalon land has.

     (3) Cater to the U.S. "Baby Boomers" market. This large, well-educated and affluent segment of the U.S. comprises 75% - 80% of the current Kohala eco-activities users. Also, recent land sales have been almost exclusively to this market as well. It is anticipated that by satisfying their expected (real or perceived) standards for a quality eco-active resort, the resort will appeal to very large potential market.

     18-Hole Golf Course. It is an ocean view golf course along the shoreline. Emphasis during design, construction and operation will be on environmental sensitivity.

     Plantation Cottage Hotel. It is anticipated that by blending together with ecological sensitive concept of the Caribbean's highly successful Maho Bay and Harmony "Eco-Resorts" and the culturally sensitive Waimea Plantation Cottages on Kauai along with the hint of the quality and comfort of the Four Seasons Hualalai and Kona Village, the proposed Plantation Cottages Hotel of Mahukona will be an appropriate gateway to the Kohala experience.

     1-Acre Estate Lot Subdivision. These will offer individuals and corporations the opportunities to become a part of the Chalon Mahukona/Kohala development. The Mahukona Mauka parcel located above the highway offers future opportunities for intensive development and adjustments to the market.


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     Sports Facility. Tennis Courts, Putting Green, Driving Range and Spa
Facilities are planned to develop as additional sports facilities.

     Restaurants. Plans for various restaurants have been developed. The food served will include western food, hawaiian style pan-pacific food, teppanyaki and shabu-shabu.

     Bungalow. Each bungalow is intended to have 4 units and each unit has 2 bedrooms, living room and dining area.

     Governmental Permits for Development

     Chalon has acquired the following necessary governmental approvals for the development of its projects:

     State Land Boundary Amendment: Amendment to the State Land Use Boundary Map from Agricultural to Urban, 14.3 Acres. (SLU 853 dated November 17, 1993)

     County Zoning Code: Amendment to the County Zoning Code, changing the district classification from Unplanned (U) to Agriculture (A-1a), resort-Hotel (V 2.0) and Open (O). (REZ 747 dated November 17, 1993)

     Special Management Area (SMA) Use Permit: The Planning Commission approved SMA Use Permit No. 341, dated June 24, 1993

     Golf Course Use Permit: The Planning Commission approved Golf Course Use Permit No. 111, dated June 24, 1993

     Approval of an environmental assessment and a permit to utilize state lands for a cart underpass servicing the golf course, which must go under a state highway, must still be obtained. These requirements resulted, in part, from an appeal filed by a citizens group challenging Chalon Hawaii's approvals, and it can be anticipated that this group will appeal future approvals or permits. There can be no assurance that such litigation will be favorably resolved. An adverse outcome of such litigation will adversely impact the Company's development plans.

     After the approvals, the zoning acreage breakdown is:

     V2.0 (Resort)                                          14,324 Acres
     Ag.1                                                  266,652 Acres
     Ag.5                                                  307,214 Acres
     Conservation District                                   43.22 Acres
     Open                                                   11,045 Acres

     Infrastructure System

     Water. Although other developments in west Hawaii suffer from shortage of both portable and irrigation water, North Kohala is very rich with water resources. Portable water will be supplied to the site from wells in the northern part of Kohala through pipelines. Irrigation

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

water will be supplied by Kahola Ditch Water System that was developed about 100 years ago for sugar cane.

     Electricity. Chalon has been conducting research for electricity system alternatives. Cogeneration System is one of the options and Chalon will decide the most cost efficient system.

     Development Team

     In developing the property, the Company will rely upon a pool of experienced and talented entities and individuals. One entity is the Lake Forest Resort Development Team, headed by Shoichi Kamon, founder of the Chalon Group, who has extensive experience in real estate developments for the past 30 years. His experience includes more than 50 restaurants, 5 hotels and the Lake Forest Resort in Kyoto, Japan. His development style is based on his management experience in the hospitality industry. Concentrating on the importance to integrate "Beauty" and "Efficience".

     TFP, Inc., headed by Toru Yamaguchi, is a planning, engineering and golf course design company. Mr. Yamaguchi's academic and practical experience for civil engineering contributes to keeping costs down on the construction of a golf course. TFP, Inc., has extensive experience in planning housing projects all over Japan and Hawaii.

     Lake Forest Resort is located in Kyoto, Japan. It was originally built in 1987 (Hotel, Sports Facilities and a 27 Hole Golf Course) and expanded another 18 Holes in 1993. Lake Forest Resort is a membership resort and has about 2,000 members at this time. The members consist of a variety of people/organizations, from individual members to famous big corporation, labor unions, medical care associations and others. It is managed by Chalon International, Inc., which has extensive experience in management of restaurants and hotels in Japan and other countries. Also, its Central Kitchen Systems supports the Lake Forest Resort from the points of quality of food, efficient management and cost control of food.

     Expected Construction Cost (US$)


GOLF COURSE (Not including Club House)                                 5,900,000
HOTEL                            Entry Road                            1,200,000
                                 Hotel                                22,000,000
                                 Bungalows                            17,700,000
                                 Park improvement                      3,100,000
   Sports Facility                                                       600,000
   1-Acre House Lots                                                  10,800,000
   Off Site Infrastructure                                             9,400,000
   Total                                                              70,700,000


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      Compared with other companies' developments, we believe that our estimate of the constructions costs are relatively low. It is not because of our facilities are downgraded, but with the experience of the Lake Forest Resort development and the expertise of our development team, TFC, Inc., we believe we will be able to keep costs under control. There is of course no assurance that the project can or will be completed at the estimate cost, which is based on many variables which can and will change.

Management Team

     Eco-Resort Management Co. Eco-Resort Management Co. is a company that was spun off from Chalon International Co. to be exclusively in charge of resort management. Eco-Resort Management Co. operates Lake Forest Resort in Kyoto, Japan. Chalon International was established in 1968 by Shoichi Kamon with a small restaurant in Osaka, Japan. Since then, Chalon International has grown into a diversified international hospitality company, specializing in restaurants, hotels and recreation projects in Japan, USA, Hong Kong and China.

     Total Resort Operation Systems (Computer Software). This system has been developed by Lake Forest Resort System Engineering Team. It is a PC Networking system, which includes member database, golf, sports facilities and F&B management. The system uses MS Windows GUI and achieves user friendly systems.




     Existing Luxury Facilities in Kohala Coast

     Hotels

     Mauna Kea Beach Hotel - (310 Rooms). The very first resort to open along the Kona Kohala Coast. This was Lawrence S. Rockefeller's retreat and now houses a portion of his Asian art and Hawaiian quilt collection. Recently remodeled, overlooking a crescent of white sandy beach and Kauna Koa Bay, all rooms have lanais, Cable television (available on request), swimming pool, 13 tennis courts, beach and 6 shops. Shuttle service and reciprocal charging privileges with the adjacent Hapuna Beach Prince Hotel.

     Hapuna Beach Hotel - (350 Rooms). Opened in 1994 on the island's best beach, this is Mauna Kea's sister hotel and the two properties are adjacent, with reciprocal privileges. Carpeted guest rooms with marble bathrooms, 36 suites, with all rooms overlooking the ocean, hotel pool, hot tub and five restaurants. The showpiece of this hotel is an 8,000 square foot, four-bedroom suite with its own swimming pool.

     Mauna Lani Bay Hotel - (350 Rooms). A refined atmosphere permeates this hotel whose rooms have recently been redecorated in shades of white with linen and cotton, along with teak furnishings. If money is no object, the $3,000 to $4,000 per night bungalows come with a butler, limo and private pool. This is the home of the annual Senior Skins Game. There are two

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spectacular golf courses. The signature hole is the 15th on the South Course where golfers tee off over a wide expanse of ocean. Mauna Lani is also home to the annual event of the Sun Food Celebration in July, a four-day event featuring renowned chefs and vintners from sunny climes.

     Hilton Waikoloa - (1,240 Rooms). Children especially love this resort hotel, whose 62 acres are navigated by monorail or boat. There is a swimming pool nearly an acre in size with a 175 foot water slide, several smaller pools, a lazy river, man-made beach and a four-acre lagoon where a chosen few (drawn by lottery) can experience an encounter with dolphins. The three buildings of the resort are elaborately landscaped and a multi-million dollar Pacific Island Art Collections housed in the corridors of the hotel. In addition, guests may enjoy privileges at 2 golf courses, 3 pools, 8 tennis courts, a spa, 7 restaurants, 6 bars and a lively disco.

     Four Seasons Hotel - (243 Units). The Big Island's newest resort features 32 low-rise bungalows along the ocean, each housing six or eight guest rooms and four golf club bungalows along the golf course. The rooms breathe the tropical elegance with sisal carpeting, natural slate floors, Hawaiian artwork from an earlier era and louvered sliding doors of dark wood. Some suites have outdoor garden baths with showers that fall from lava ledges, private plunge pools and whirlpools.

     Golf Courses

     Seven Championship courses, all on the Kona Kohala Coast, offer visitors a total of 126 holes with a view. The Mauna Lani's Francis H. Brown Golf Courses are home to the annual Senior Skins Game. The Waikoloa Resort hosts the Kings' Cup and Tiebreaker and the newest, Hualalai, is the home of the PGA's MasterCard Championship.

     Mauna Kea Golf Course. The Mauna Kea Golf Course offers dramatic elevation changes and spectacular views. Consistently top rated, this 18-hole championship golf course is one of Hawaii's most unique challenges. Amenities include a pro shop, driving range, practice green, restaurant and fitness center.

     Hapuna Golf Course. A unique, environmentally sensitive golf course, the Hapuna Golf Course is a link-style 18-hole championship course. It offers the golfer an ultimate challenge with sweeping panoramic views of the Kohala Coast and the volcanic peaks of the Big Island. Amenities include a pro shop, driving range, practice green, restaurant and fitness center.

     Muana Lani Golf Course. Characterized by rolling terrain and groves of kiawe trees, the North Course is built on an ancient lava flow. Feral goats frequent the fairways and the course's signature hole is a par three which hits from an elevated tee into a natural amphitheatre of lava. Amenities include a pro shop, two driving ranges, practice green, lessons, rentals, on-course refreshment cart and restaurant.

     Waikoloa Kings Course. Designed by Tom Weiskopf and Jay Morrish, the Par
72 link, 7,000 yard layout of Waikoloa's Kings' Course features six major lakes and approximately 75 bunkers. The sophisticated bunker strategy and multiple tee placements work together to create

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a challenging and fun course. Amenities include a golf shop, complete practice facility, golf academy, hotels, condominiums, restaurant and lounge.

     Four Seasons Golf Course. This 18-hole Jack Nicklaus golf course was crafted with extreme sensitivity to the land. Winding over 7,100 yards, this carefully groomed course flows across brilliant green fairways contoured against black lava, ending at the ocean where the finishing holes capture the drama and beauty of direct seaside golf. Amenities include a short game practice area, 30-station driving range, sand bunker, golf shop, men and women's locker rooms and restaurant.

Local Resort House Lot Markets

     There are a number of resorts in the area that offer residential lots for sale. One resort is known as the Mauna Kea Resort which offers three different locations for residential lots. The company believes that prices for residential lots at the High Bluffs location at the Mauna Kea Resort range from approximately $1,250,000 to approximately $1,750,000. Prices for lots at two other locations within Mauna Kea Resort may be higher or lower than those at the High Bluffs. Another resort was formerly known as Mauna Lani but is now known as Forty-Nine Black Sand Beach. The Company believes that lot prices range from $300,000 to a few million dollars. The Company believes that Toyota built a corporate retreat on two lots with a combined costs of $10 million dollars. Additionally, Nintendo built a corporate retreat on two lots that the Company believes the combined real estate cost was approximately $10 million dollars. It is the Company's opinion that its residential lots, when approved and improved, will be of significant value. As real estate is unique and each and every lot has unique characteristics there can, of course, be no assurance that the Company's residential lots can, in the future, be sold for prices similar to previous sales in the area. In addition, real estate sales of resort lots are influenced by factors beyond control of the Company, such as the economy, inflation, consumer confidence, etc.

OKINAWA DEVELOPMENT PROJECT

    In the year 2000, the Company loaned to Marine Forest Resort, Inc.("Marine Forest"), a Japanese corporation, the sum of $6,400.000. The notes, which are due six months after date of issuance and bear interest at the U.S. prime rate plus one percent, may be converted to equity interests in Marine Forest in 2001.

     Marine Forest presently operates two restaurants and a convenience store in the Okinawa Airport. In addition, it has undertaken a resort project and has obtained government approvals in 1995 for construction of a hotel and 18 hole golf course. The project is at the very earliest stages with the beginning of the construction of the entry road and mass grading of the property for future construction of the hotel. The site is located in Sedaka of Nago City which is about one hour drive from Okinawa International Airport.


       ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Except for historical information, the materials contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking (within the meaning of Section 27A of the

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

Securities Act and Section 21E of the Exchange Act) and involve a number of risks and uncertainties. Forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to the Company's expectations, hopes, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by the Company. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, specific to the property, unfavorable local, regional, national, international and economic developments, weather conditions, competition, regulations pertaining to property development, federal state and local. Readers are urged to carefully review and consider the various disclosures made by the Company in this Report, as an attempt to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects.


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
OVERVIEW

On December 29, 1999, pursuant to an Agreement and Plan of Merger and Reorganization (the "Plan"), Surety issued 2 million shares of its common stock in exchange for 100% of Chalon Hawaii's outstanding shares in a recapitalization transaction accounted for as a reverse acquisition with a "shell" company. Chalon Hawaii was deemed the accounting acquirer and Surety was deemed the legal acquirer. The consolidated financial statements included herein and discussed below include the accounts of Chalon Hawaii for the years ended December 31, 1998 and 1999 and the accounts of Surety from December 29, 1999 (date of the Plan) to December 31, 1999.

RESULTS OF OPERATIONS

Years ended December 31, 1998 and 1999  -
The following table sets forth the statements of operations of the Company for the years ended December 31, 1998 and 1999:

                                                   1998                1999
Real estate sales                              $ 3,236,000         $ 3,483,000
Rentals                                            355,000             379,000
Cattle sales                                       335,000             305,000
Water and other                                    130,000             174,000
                                               -----------         -----------
    Total revenues                               4,056,000           4,341,000
                                               -----------         -----------
Cost of real estate sales                        5,372,000           1,907,000
Cost of rentals                                    153,000             149,000
Cost of cattle sales                               269,000             204,000
Cost of water and other                            216,000             206,000
                                               -----------         -----------
    Total cost of revenues                       6,010,000           2,466,000
                                               -----------         -----------
Gross margin                                    (1,954,000)          1,875,000

General and administrative expenses                728,000             819,000
                                               -----------         -----------
Income (loss) from operations                   (2,682,000)          1,056,000
                                               -----------         -----------
Other expenses, net                                  1,000             210,000
Deferred income taxes (benefit)                   (530,000)            210,000
                                               -----------         -----------
                                                  (529,000)            420,000
                                               -----------         -----------
Net income (loss)                              $(2,153,000)        $   636,000
                                               ===========         ===========

Although real estate sales were relatively consistent during the years ended December 31, 1998 and 1999, real estate sales margins improved significantly. Specifically, in 1998, cost of real estate sales were higher because the Company sold "Maliu Phase 3 Subdivision" and adjacent land as bulk sales. The land was allocated higher land costs because it was originally planned to be sold as 3 and 5 acres housing lots (already zoned). The Company sold the land in a bulk sale transaction because of deteriorated market conditions. Rental revenue and cattle sales and their related margins were relatively consistent during the years ended December 31, 1998 and 1999. The approximate 34% increase in water and other revenues is attributable to the success of the Company's eco-tourism operations (see discussion at Nine months ended September 30, 1999 and 2000).

The approximate 13% increase in general and administrative expenses is primarily attributable to the professional fees associated with the Agreement and Plan of Merger and Reorganization.

While interest income, net has remained relatively consistent, the substantial increase in other expenses, net is attributable to a $206,000 charge incurred in connection with the recapitalization transaction (see Note 3 to Consolidated Financial Statements). Deferred income taxes have increased proportionally to the Company's pretax income. There are no current taxes as a result of net operating loss carryforwards.

Nine months ended September 30, 1999 and 2000 (unaudited)-
The following table sets forth the statements of operations of the Company for the nine months ended September 30, 1999 and 2000:

                                                   1999                2000
Real estate sales                              $   828,000         $ 5,628,000
Rentals                                            306,000             245,000
Cattle sales                                       219,000             359,000
Water and other                                    134,000             215,000
                                               -----------         -----------
  Total revenues                                 1,487,000           6,447,000
                                               -----------         -----------

Cost of real estate sales                          378,000           1,937,000
Cost of rentals                                    121,000              68,000
Cost of cattle sales                               155,000             129,000
Cost of water and other                            146,000             201,000
                                               -----------         -----------
  Total cost of revenues                           800,000           2,335,000
                                               -----------         -----------
Gross profit                                       687,000           4,112,000
General and administrative expenses                557,000             874,000
                                               -----------         -----------
Income from operations                             130,000           3,238,000
                                               -----------         -----------
Interest income, net                                                  (252,000)
Deferred income taxes                               26,000             698,000
                                               -----------         -----------
                                                    26,000             446,000
                                               -----------         -----------
Net income                                     $   104,000         $ 2,792,000
                                               ===========         ===========

Increased real estate sales and related margins are a result of increasing demand of the Company's North Kohala property in a favorable economic time. Correspondingly, the increased real estate sales have contributed to the approximate 20% decrease in rental revenue. Specifically, the Company has been selling previously rented agricultural land without any development plan. The Company's management anticipates the real estate sales and rental revenue trends will continue in 2001. The approximate 64% increase in cattle sales is attributable to a strong, but difficult to predict, beef market. Hence, future trends are uncertain, although the Company's plan to sell the real estate that is used for the cattle ranch will substantially decrease cattle sales. The approximate 60% increase in water and other revenues is attributable to the success of the Company's eco-tourism operations such as Kohala Ditch kayak rides and Pololu Beach mule rides. The Company's management believes that these eco-tourism operations are consistent with the current tourism trend in Hawaii and will be instrumental in enhancing the image of the Company's real estate holdings.

The approximate 57% increase in general and administrative expenses is attributable to increased Delaware franchise tax fees, higher allocation of administrative payroll previously capitalized in connection with the now abandoned non-Mahukona development projects and higher professional fees.

While interest expense has remained relatively consistent, interest income has increased substantially as a result of the Company's high cash balance generated from the March 2000 private placement (see Liquidity and Capital Resources). Deferred income taxes have increased proportionally to the Company's pretax income. There are no current taxes as a result of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

For the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000(unaudited), the Company's net cash used in operating activities of approximately $405,000, $362,000, $107,000 and $246,000, respectively, is comprised of the following:

                                                                                                NINE MONTHS            NINE MONTHS
                                                     YEAR ENDED            YEAR ENDED              ENDED                  ENDED
                                                    DECEMBER 31,          DECEMBER 31,         SEPTEMBER 30,          SEPTEMBER 30,
                                                        1998                  1999                 1999                    2000
                                                                                                (unaudited)            (unaudited)
Net income (loss)                                   $(2,153,000)          $   636,000           $   104,000           $ 2,792,000
Depreciation, amortization and
 other noncash charges                                  204,000               326,000                96,000                90,000
Deferred income taxes (benefit)                        (530,000)              210,000                26,000               698,000
Loss (gain) on sales of property                      2,056,000            (1,820,000)             (537,000)           (4,292,000)
Changes in operating assets
 and liabilities                                         18,000               286,000               204,000               466,000
                                                    -----------           -----------           -----------           -----------
                                                    $  (405,000)          $  (362,000)          $  (107,000)          $  (246,000)
                                                    ===========           ===========           ===========           ===========

For the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000(unaudited), the Company's net cash provided by (used in) investing activities of approximately $2,655,000, $2,192,000, $175,000 and ($1,071,000), respectively, is comprised of the following:

                                                                                     NINE MONTHS          NINE MONTHS
                                                YEAR ENDED        YEAR ENDED             ENDED                ENDED
                                               DECEMBER 31,      DECEMBER 31,        SEPTEMBER 30,        SEPTEMBER 30,
                                                   1998              1999                1999                  2000
                                                                                      (Unaudited)          (Unaudited)
Capital expenditures including
  real estate development                      $  (643,000)      $(1,168,000)         $  (856,000)         $(1,774,000)
Proceeds from sales of property                  3,096,000         3,051,000              725,000            3,497,000
Proceeds from notes receivable                     202,000           309,000              306,000              106,000
Advances to Marine Forest Resort, Inc.                                                                      (2,900,000)
                                               -----------       -----------          -----------          -----------
                                               $ 2,655,000       $ 2,192,000          $   175,000          $(1,071,000)
                                               ===========       ===========          ===========          ===========

For the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000(unaudited), the Company's net cash provided by (used in) financing activities (excluding the March 2000 private placement discussed below) of approximately ($958,000), ($1,763,000), ($1,566,000) and $317,000,
respectively, is comprised of the following:

                                                                                  NINE MONTHS        NINE MONTHS
                                          YEAR ENDED          YEAR ENDED             ENDED              ENDED
                                         DECEMBER 31,        DECEMBER 31,        SEPTEMBER 30,      SEPTEMBER 30,
                                             1998                1999                1999                2000
                                                                                  (Unaudited)        (Unaudited)
Debt proceeds                            $        --         $   160,000         $    25,000         $   350,000
Debt repayments                             (173,000)           (347,000)             (7,000)           (207,000)
Capital contributions                         83,000             113,000             105,000             174,000
Capital withdrawals                         (868,000)         (1,689,000)         (1,689,000)
                                         -----------         -----------         -----------         -----------
                                         $  (958,000)        $(1,763,000)        $(1,566,000)        $   317,000
                                         ===========         ===========         ===========         ===========

In March 2000, the Company raised approximately $7 million, net of offering costs, pursuant to a private placement of 146,000 shares of its common stock at $50 per share. The use of the proceeds would be generally allocated among the business objectives and marketing needs of the Company, including development of the Company's properties, expansion of facilities and administrative costs.

As of September 30, 2000, the Company has total current assets of approximately $18.7 million and total current liabilities of approximately $1.3 million or a working capital of approximately $17 million. Looking forward to 2001 and beyond, the Company anticipates revenue levels to be relatively consistent with levels experienced during 2000. However, given the Company's anticipated cash requirements to complete the Mahukona

Resort project and plans to pursue the Okinawa Marine Forest Resort project, future capital raising or debt financing activities will be required.

The anticipated cash requirements to complete the Mahukona Resort project are as follows (in millions):

         Golf course                                          $  5.9

         Hotel
                  Entry road                       $  1.2
                  Infrastructure                     22.0
                  Timeshare units                    17.7
                  Park improvements                   3.1       44.0
                                                   ------
         Sports facility                                         0.6
         1 Acre house lots                                      10.8
         Off-site infrastructure                                 9.4
                                                              ------
                                                                70.7

         Less:    Costs capitalized through
                  September 30, 2000                            (8.4)
                                                              ------
         Anticipated cost to complete                         $ 62.3


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements and requires adoption no later than the fourth quarter of 2000. The Company is currently evaluating the impact of SAB 101 and its related interpretations to determine the effect, if any, that it will have on the Company's consolidated financial position and results of operations.

ITEM 3.  PROPERTIES.

In addition to the office at 855 Fort Plains Road, Howell, New Jersey, the Company presently leases a small office at One World Trade Center, New York, New York, on a month-to-month basis, for a monthly rate of $351.00.

Chalon Hawaii, maintains offices at 55-155 Hawi Road, Hawi, Hawaii. The building, containing approximately 11,700 square feet, is owned by Chalon.

Chalon Hawaii, as dicussed in Item 1, owns approximately 18,000 acres in the North Kahala District.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership, as defined in applicable regulations, of our common stock as of December 31, 1999, based on 2,100,000 shares of common stock outstanding including the 2,000,000 issued in connection with the acquisition of Chalon Hawaii, by the following individuals or groups: each person or entity who is known by us to own beneficially more than 5% of our outstanding stock; each of the Named Executive Officers; each director of the Company; and, all directors and executive officers as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

Name of                     No. of Shares                Percentage
Owner                      Beneficially Owned             of Class
-----                      ------------------             --------

Yoshihiro Kamon (1)            90,000                        4.3

Chalon Corp. (1)               2,000,000                     95.2

Directors/Officers             90,000                        4.3
7 as a group

(1) Yoshihiro Kamon also has a 12% ownership interest in Chalon Corp. and owns 50% of Kamon Corp. which owns 66% of Chalon Corp.



ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information with respect to executive officers and directors of the Company and its subsidiary as of December 31, 2000.

NAME                AGE         POSITION HELD
----                ---         -------------
Yoshihiro Kamon     38          President and sole Director of Surety

Howard R. Knapp     54          Chief Financial Officer of Surety

Masahiro Kume       40          Chairman of Chalon Hawaii

Takeshi Okumura     66          President and Director of Chalon Hawaii

Kengo Aso           54          Director of Chalon Hawaii

Michael Gomes       52          First Vice President of Chalon Hawaii

Duane Kanuha        52          Second Vice President of Chalon Hawaii

Hermann Fernandez   37          Secretary and Treasurer of Chalon Hawaii

YOSHIHIRO KAMON. Mr. Kamon holds a B.A. degree in economics from Konan University. In addition to being the President and sole Director of the Company, Mr. Kamon has served, from 1996 to 1999, as the Executive Senior Vice President of Chalon International Co. and Executive Director of Chalon Corporation, in which positions he was responsible for general business administration, finance planning, budgeting, negotiations with commercial banks and property management. From 1988 to 1996, he was a director of Chalon Corporation and Special Assistant to Shoichi Kamon, Chairman and President of Chalon Corporation. From 1988 to1999, Mr. Kamon was the President of Chalon International of Hawaii, Inc., responsible for management of Chalon Hawaii's property on the Island of Hawaii. He was also the Director of the Shanghai International Airport Hotel and restaurant and a Director of Chalon Hong Kong from 1986 to 1996.

HOWARD R. KNAPP. Mr. Knapp has served as the Company's Chief Financial Officer since January, 2000. Prior thereto, Mr. Knapp worked in the securities industry for over 30 years in various corporations, including trader, bank manager and principal in various offices. Mr. Knapp received a B.S. degree in economics from St. Peter's College in 1974.

MASAHIRO KUME. Mr. Kume joined Chalon Restaurants Corp. in 1979 and in 1989 he became special assistant of Shoichi Kamon, Chairman and CEO of Chalon Group. Mr. Kume has been involved in the development and management of Chalon Group's resort projects, and is presently involved in the development of a networking system for integrated resort management. In 1995 Mr. Kume was appointed a director of Chalon International, Inc., a Delaware corporation, which operates approximately 40 restaurants, 5 hotels and a resort facility, and was appointed Chairman of Board of Chalon International of Hawaii, Inc. in December 1999. From 1990 to 1995 Mr. Kume was the Manager of the Division Development Division of Chalon International (Japan)

TAKESHI OKUMURA. Mr. Okumura joined Chalon International of Hawaii, Inc. in 1992, working on the planning and development of Chalon Hawaii's properties, and became its President in December 1999. His prior business experience includes being a marketing manager for a cruise company and a branch manger of a commercial bank in California.

KENGO ASO. Mr. Aso joined Chalon Restaurant Corp. in 1970 after his graduation from school in Kumamoto, and has served in numerous management positions for that company's restaurants.

Since 1989, Mr. Aso has been acting director, president and general manager of Shanghai International Airport Hotel, a joint venture project between Chalon Corp. and China Eastern Airline, and acting director of Shanghai International Airport Restaurant. In 1996, Mr. Aso was appointed a director of Chalon International Limited and in 1999 became a director of Chalon International of Hawaii, Inc.

MICHAEL GOMES. Mr. Gomes was born in and is a lifetime resident of Kohala, Hawaii. He was employed by the Mauna Lani Resort as a project manager before joining Chalon in 1990. He was appointed First Vice President of Chalon Hawaii in December, 1999.

DUANE KANUHA. Mr. Kanuha was the former Planning Director of county of Hawaii and has extensive working experience in governmental entities in the State of Hawaii. He was appointed Second Vice President of Chalon Hawaii in December, 1999.

HERMANN FERNANDEZ. Mr. Fernandez joined Chalon Hawaii in 1989, and has served as its Chief Financial Officer. Mr. Fernandez has a BS Degree in accounting from the University of Washington and was employed by the United States Internal Revenue before joining Chalon Hawaii. He was appointed as Secretary and Treasurer in December, 1999.

ITEM 6.  EXECUTIVE COMPENSATION.

                           SUMMARY COMPENSATION TABLE

The table below summarizes the compensation awarded to, earned by or paid to the named executive officer for services rendered to the Company in all capacities for the years ended December 31, 1999 and 1998, and the nine months ended September 30, 2000, by each person serving as the Company's Executive Officers in the years ended December 31, 1999 and 1998 and the nine months ended September 30, 2000.


                                                                  Long-Term
                                                                Compensation
                                             Annual                Awards
                                          Compensation           Securities
                                     ----------------------      Underlying
                                                                Options/SARs
Name                     Year        Salary($)      Bonus($)         (#)
-------------------------------------------------------------------------
Yoshihiro Kamon          2000           $0
    "      "             1999           $0
    "      "             1998           $0

Masahiro Kume            2000        $118,200
    "      "             1999           $0
    "      "             1998           $0

Hermann Fernandez        2000        $ 62,904
    "      "             1999        $ 62,904
    "      "             1998        $ 62,904

Mike Gomes               2000        $ 72,960
 "     "                 1999        $ 72,960
 "     "                 1998        $ 72,960

Takeshi Okumura          2000        $118,200
    "       "            1999        $104,785
    "       "            1998        $104,784

Duane Kanuha             2000        $ 88,224
  "     "                1999        $ 88,224
  "     "                1998        $ 88,224

Kengo Aso                2000           $0
 "     "                 1999           $0
 "     "                 1998           $0

Howard R. Knapp          2000           $0
  "    "    "            1999           $0
  "    "    "            1998           $0

Currently, compensation remains at the same rate, but may change in the future.

                      NO OPTION GRANTS IN LAST FISCAL YEAR

No stock options were granted to the named executive officers in the Summary Compensation Table during Fiscal 1999 nor have any options ever been granted.

The Company's directors currently serve without compensation.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In September, 1999, the Company entered into an Agreement and Plan of Merger and Reorganization, with Chalon International of Hawaii, Inc., a Hawaii corporation ("Chalon Hawaii"), whereby Chalon Hawaii would be merged into a subsidiary of SURETY HOLDINGS CORP., and become a subsidiary of Surety. The Company issued two million shares of its common stock, $.001 par value, to Chalon Corp., the shareholder of Chalon Hawaii, as and for the consideration for this acquisition. The Articles of Merger were filed with the Secretary of State of Hawaii on December 29, 1999. Yoshihiro Kamon, President and Chairman of the Company, is a 12% shareholder of Chalon Corp. and owns 50% of Kamon Corp. which owns 66% of Chalon Corp. Mr. Kamon was President of Chalon Hawaii from 1988 to 1999, and was Executive Director and Vice President of Chalon Corp. from 1988 to 1999. Masahiro Kume, Chairman of Chalon Hawaii, is Mr. Kamon's brother-in law.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES.

     Our Certificate of Incorporation authorizes 200,000,000 shares of $0.001 par value common stock. As of September 30, 2000, there were issued and outstanding 2,246,000 shares of common stock, including 2,000,000 shares issued in connection with the acquisition of Chalon and the shares issued in a private placement of our securities (discussed in Part II, Item 4).

         The 2,000,000 shares issued in connection with the acquisition of Chalon Hawaii are subject to the agreement of Chalon Corp., the shareholder, not to pledge, hypothecate, assign or sell the shares in the Company for a period of 5 years.

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares have the ability to elect the directors. The holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company has not, however, previously paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, when issued, fully paid and nonassessable.

         The Company's Transfer Agent is Interwest Transfer Co., Inc., 1981 East Murray Holiday Road, Salt Lake City, Utah 84117.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is listed in the Over-The-Counter Bulletin Board (OTC-BB) under the Symbol "SHDC". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. To date there has been no trading.


The Company had approximately 38 shareholders of record as of December 31, 2000.

The Company has never declared or paid any dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.

As discussed under Narrative Description Of Business, there is an appeal of the Mahukona Resort development approvals, being the matter of "Citizens for Protection of North Kohala Coastline v. County of Hawaii/Chalon International of Hawaii, Inc., Civil No. 93-417, Supreme Court No. 20723". As to that matter, pursuant to the July 13, 1999 Opinion of the Supreme Court of the State of Hawaii, the March 17, 1997 Order of the Circuit Court of the Third Circuit, and Judgment entered thereon on April 28, 1997, was affirmed in part, vacated in part and remanded for proceedings consistent with the Court's Opinion. The net result for the development of the Mahukona Lodge Project will depend on the final project design.


     Chalon is also the plaintiff in two actions to Quiet Title, as follows:
Chalon/Nuhi, Complaint to Quiet Title, filed October 3, 2000, Civil No. 00-1-0413; and Chalon/Uwaia, Complaint to Quiet Title filed October 23, 2000, Civil No. 00-1-0450. In each of these matters, Chalon is in the process of identifying and serving defendants.

     In addition, Chalon has received a demand made by Virginia Carabelli alleging that Chalon must remedy a wrongful representation or omission relating to an access easement in connection with the sale of real property by Chalon to Virginia Carabelli. It is anticipated that a Land Court Petition to Designate Easements will be filed shortly and the parties will execute a settlement agreement and mutual release.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

      None

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The issuance of shares by the Company in connection with the hereinafter described private placement acquisitions were each transactions exempt from registration pursuant to Regulation D of the Securities Act.

On March 5, 2000, the Company accepted subscriptions from 26 investors for the issuance of a total of 100,000 shares of the Company's common stock, at a purchase price of $50.00 per share. On March 29, 2000, the Company accepted subscriptions from an additional 5 investors for an additional 46,000 shares of common stock at $50.00 per share. The Company's private placement had authorized a sale of up to a maximum of 400,000, but no additional shares were sold.

Each purchaser of the securities described above has represented that he/she/it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Securities Act or the availability of an exemption from the registration requirements of the Securities Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance a legend to that effect.



ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The By-Laws of the Company contain the following provision:

          Article IX: Indemnification. Each person who at any time is or shall have been a director or officer of the Corporation and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is, or the person or the person's testator or intestate was, a director, officer, employee or agent of the Corporation, or served at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint, venture, trust or other enterprise, shall be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such threatened, pending or completed action, suit or proceeding to the full extent authorized under Section 145 of the General Corporation Law of the State of Delaware. Subject to applicable statutory limitations, in connection with the forgoing the Company may from time to time, in its sole discretion, advance such sums it deems appropriate for defense of any action. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which such director or officer may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

          To the extent that officers, directors, employees and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification for violations of the '33 Act is against public policy and is, therefore, unenforceable.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1999
                                       And
                                SEPTEMBER 30, 2000
                                   (unaudited)

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1999
                                       And
                                SEPTEMBER 30, 2000
                                    (unaudited)


                                                                      Page
                                                                      ----

Independent Auditors' Report                                          F-1


Consolidated Balance Sheets as of December 31. 1999                   F-2
amd September 30, 2000 (unaudited)

Consolidated Statements of Operations                                 F-3
for the years ended December 31, 1998 and
December 31, 1999 and the nine months ended
September 30, 1999 (unaudited) and
September 30, 2000 (unaudited)

Consolidated Statements of Stockholders' Equity                       F-4

Consolidated Statements of Cash Flows for
the years ended December 31, 1998 and                                 F-5 - F-6
December 31, 1999 and the nine months ended
September 30, 1999 (unaudited) and
September 30, 2000 (unaudited).


Notes to Consolidated Financial Statement                             F-7 - F-15

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Surety Holdings Corp. and Subsidiary

We have audited the accompanying consolidated balance sheet of Surety Holdings Corp. and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Surety Holdings Corp. and Subsidiary as of December 31, 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America.




                                       /s/ Rothstein, Kass & Company, P.C.




Roseland, New Jersey
June 16, 2000, except for the last two paragraphs of
  Note 11, which are as of January 11, 2001.

                          SURETY HOLDINGS CORP. AND SUBSIDIARY

                               CONSOLIDATED BALANCE SHEETS


                                                      December 31,      September 30,
                                                          1999              2000
                                                     -------------      -------------
                                                                         (UNAUDITED)
                     ASSETS

CURRENT ASSETS
 Cash                                                $   1,935,358      $   7,986,007
 Real estate held for sale, current                      4,215,207          7,061,393
 Note receivable, Marine Forest Resort, Inc.
   (see Note 11)                                                            2,972,407
 Other current assets                                      184,612            654,971
                                                     -------------      -------------

     Total current assets                                6,335,177         18,674,778

NOTES RECEIVABLE, less current maturities                  585,188          2,159,321

REAL ESTATE HELD FOR SALE                               39,907,725         35,819,115

REAL ESTATE DEVELOPMENT COSTS                           31,105,176         32,268,054

PROPERTY AND EQUIPMENT, net                              3,323,731          3,751,180

DEFERRED TAX ASSET                                       2,804,000          2,106,000
                                                     -------------      -------------

                                                     $  84,060,997      $  94,778,448
                                                     =============      =============

            LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
 Mortgage note payable, current maturity             $       9,169      $       9,226
 Note payable, president                                                      150,000
 Accounts payable                                          160,700            436,025
 Accrued expenses and other current liabilities            442,626            726,053
                                                     -------------      -------------
     Total current liabilities                             612,495          1,321,304
                                                     -------------      -------------

LONG-TERM LIABILITIES,
 Mortgage note payable, less
  current maturity                                         425,943            418,946
                                                     -------------      -------------
CONTINGENCIES

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value,
   200,000,000 shares authorized,
   2,100,000 and 2,246,000 shares issued
   and outstanding, respectively                             2,100              2,246
 Additional paid-in capital                             94,370,572        101,594,346
 Accumulated deficit                                   (11,350,113)        (8,558,394)
                                                     -------------      -------------
     Total stockholders' equity                         83,022,559         93,038,198
                                                     -------------      -------------

                                                     $  84,060,997      $  94,778,448
                                                     =============      =============



See accompanying notes to consolidated financial statements.                 F-2

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                       NINE MONTHS      NINE MONTHS
                                     YEAR ENDED       YEAR ENDED          ENDED            ENDED
                                    DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,    SEPTEMBER 30,
                                       1998             1999              1999             2000
                                    -----------      -----------      ------------     ------------
                                                                      (UNAUDITED)      (UNAUDITED)

REVENUES
 Real estate sales                  $ 3,235,595      $ 3,482,820      $   828,000      $ 5,627,966
 Rentals                                355,366          379,602          306,025          245,551
 Cattle sales                           335,280          304,623          218,898          358,847
 Water and other                        129,872          174,097          133,588          214,942
                                    -----------      -----------      -----------      -----------
   Total revenues                     4,056,113        4,341,142        1,486,511        6,447,306
                                    -----------      -----------      -----------      -----------

COST OF REVENUES
 Cost of real estate sold             5,371,649        1,906,707          378,252        1,937,042
 Cost of rentals                        152,989          149,588          120,780           68,118
 Cost of cattle sales                   269,458          203,617          155,218          129,073
 Cost of water and other                215,569          205,733          145,588          200,901
                                    -----------      -----------      -----------      -----------
   Total cost of revenues             6,009,665        2,465,645          799,838        2,335,134
                                    -----------      -----------      -----------      -----------

GROSS MARGIN                         (1,953,552)       1,875,497          686,673        4,112,172

GENERAL AND ADMINISTRATIVE
 EXPENSES                               728,417          818,796          557,031          873,945
                                    -----------      -----------      -----------      -----------

INCOME (LOSS) FROM OPERATIONS        (2,681,969)       1,056,701          129,642        3,238,227
                                    -----------      -----------      -----------      -----------

OTHER INCOME (EXPENSE)
 Recapitalization charge                                (206,000)
 Interest income                         66,729           47,370           35,771          281,529
 Interest expense                       (67,812)         (51,744)         (35,549)         (30,037)
                                    -----------      -----------      -----------      -----------
                                         (1,083)        (210,374)             222          251,492
                                    -----------      -----------      -----------      -----------

INCOME (LOSS) BEFORE DEFERRED
 INCOME TAXES (BENEFIT)              (2,683,052)         846,327          129,864        3,489,719

DEFERRED INCOME TAXES (BENEFIT)        (530,000)         210,000           26,000          698,000
                                    -----------      -----------      -----------      -----------

NET INCOME (LOSS)                   $(2,153,052)     $   636,327      $   103,864      $ 2,791,719
                                    ===========      ===========      ===========      ===========

NET INCOME (LOSS) PER COMMON
 SHARE, basic and diluted           $     (1.08)     $      0.32      $      0.05      $      1.26
                                    ===========      ===========      ===========      ===========

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING                          2,000,000        2,001,000        2,000,000        2,221,667
                                    ===========      ===========      ===========      ===========



See accompanying notes to consolidated financial statements.                 F-3

                      SURETY HOLDINGS CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                       COMMON STOCK               ADDITIONAL                           TOTAL
                                                       ------------                  PAID-         ACCUMULATED      STOCKHOLDERS'
                                                 SHARES           AMOUNT          IN CAPITAL         DEFICIT           EQUITY
                                                ---------      ------------      ------------     ------------      ------------


BALANCES, January 1, 1998                       2,000,000      $      2,000      $ 96,581,519     $ (9,833,388)     $ 86,750,131

CAPITAL CONTRIBUTIONS                                                                  82,700                             82,700

CAPITAL WITHDRAWALS                                                                  (867,625)                          (867,625)

NET LOSS                                                                                            (2,153,052)       (2,153,052)
                                                ---------      ------------      ------------     ------------      ------------

BALANCES, December 31, 1998                     2,000,000             2,000        95,796,594      (11,986,440)       83,812,154

CAPITAL CONTRIBUTIONS                                                                 112,967                            112,967

CAPITAL WITHDRAWALS                                                                (1,688,889)                        (1,688,889)

RECAPITALIZATION TRANSACTION                      100,000               100           149,900                            150,000

NET INCOME                                                                                             636,327           636,327
                                                ---------      ------------      ------------     ------------      ------------

BALANCES, December 31, 1999                     2,100,000             2,100        94,370,572      (11,350,113)       83,022,559

CAPITAL CONTRIBUTIONS (unaudited)                                                     173,920                            173,920

SALES OF COMMON STOCK, net
  of offering costs (unaudited)                   146,000               146         7,049,854                          7,050,000

NET INCOME (unaudited)                                                                               2,791,719         2,791,719
                                                ---------      ------------      ------------     ------------      ------------

BALANCES, September 30, 2000 (unaudited)        2,246,000      $      2,246      $101,594,346     $ (8,558,394)     $ 93,038,198
                                                =========      ============      ============     ============      ============



See accompanying notes to consolidated financial statements.                 F-4

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 NINE MONTHS      NINE MONTHS
                                             YEAR ENDED         YEAR ENDED          ENDED            ENDED
                                            DECEMBER 31,       DECEMBER 31,     SEPTEMBER 30,     SEPTEMBER 30,
                                                1998               1999             1999              2000
                                            -----------        -----------      ------------      ------------
                                                                                 (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                          $ (2,153,052)       $   636,327      $   103,864      $  2,791,719
 Adjustments to reconcile net income
 (loss) to net cash used in
 operating activities:
  Depreciation and amortization                  204,301            119,835           95,919            89,511
  Recapitalization charge                                           206,000
  Deferred income taxes (benefit)               (530,000)           210,000           26,000           698,000
  Loss (gain) on sales of property             2,055,764         (1,820,058)        (537,499)       (4,291,841)
  Increase (decrease) in cash
   attributable to changes in operating
   assets and liabilities:
    Other current assets                         (49,149)             9,995          (15,863)          (91,966)
    Accounts payable                            (171,503)            71,763           48,316           275,325
    Accrued expenses and other
    current liabilities                          238,365            204,261          172,527           283,427
                                            ------------       ------------      -----------      ------------
NET CASH USED IN
OPERATING ACTIVITIES                            (405,274)          (361,877)        (106,736)         (245,825)
                                            ------------       ------------      -----------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property and equipment              (9,310)          (350,518)        (268,582)         (516,960)
 Proceeds from sales of property               3,095,595          3,050,820          725,000         3,496,591
 Real estate development expenditures           (633,279)          (817,611)        (586,789)       (1,256,579)
 Proceeds from notes receivable                  202,008            309,440          305,758           106,442
 Advances to Marine Forest Resort, Inc.                                                             (2,900,000)
                                            ------------       ------------      -----------      ------------
NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES                           2,655,014          2,192,131          175,387        (1,070,506)
                                            ------------       ------------      -----------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments on mortgage
  notes payable and bank line of credit         (172,700)          (347,125)          (6,833)         (206,940)
 Proceeds from bank line of credit                                  160,000           25,000           200,000
 Capital contributions                            82,700            112,967          104,967           173,920
 Capital withdrawals                            (867,625)        (1,688,889)      (1,688,889)
 Proceeds from note payable, president                                                                 150,000
 Proceeds from sales of common
  stock, net of offering costs                                                                       7,050,000
                                            ------------       ------------      -----------      ------------
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                           (957,625)        (1,763,047)      (1,565,755)        7,366,980
                                            ------------       ------------      -----------      ------------

NET INCREASE (DECREASE) IN CASH                1,292,115             67,207       (1,497,104)        6,050,649

CASH
 Beginning of period                             576,036          1,868,151        1,868,151         1,935,358
                                            ------------       ------------      -----------      ------------

 End of period                              $  1,868,151       $  1,935,358      $   371,047      $  7,986,007
                                            ============       ============      ===========      ============



See accompanying notes to consolidated financial statements.                 F-5

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                                                                            NINE MONTHS     NINE MONTHS
                                             YEAR ENDED      YEAR ENDED        ENDED          ENDED
                                            DECEMBER 31,    DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                                1998           1999            1999           2000
                                            -----------     -----------    ------------    ------------
                                                                            (UNAUDITED)      (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION, cash paid during the
 period for interest                        $   62,000      $   78,000      $   26,000      $   30,000
                                            ==========      ==========      ==========      ==========

SUPPLEMENTAL DISCLOSURES OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

 Liability assumed in recapitalization
 transaction                                $       --      $   56,000      $       --      $       --
                                            ==========      ==========      ==========      ==========

 Issuance of notes receivable upon
 sales of property                          $  140,000      $  432,000      $  103,000      $2,131,000
                                            ==========      ==========      ==========      ==========



See accompanying notes to consolidated financial statements.                 F-6

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Nature of operations       In June 1999, Surety Holdings Corp., a
                               Florida corporation (incorporated in
                               December 1995), merged with Surety Holdings
                               Corp., a Delaware corporation (incorporated in May 1999). The surviving Delaware corporation ("Surety") continued the Florida corporation's endeavors of pursuing business opportunities. Chalon International of
                               Hawaii, Inc. ("Chalon"), the sole subsidiary of Surety, was incorporated in Hawaii in December 1988 for the primary purpose of real estate development, including the acquisition of fee simple land or leaseholds, and the construction of improvements thereon.

                               In December 1999, Surety issued 2,000,000 shares of its common stock in exchange for 100% of Chalon's outstanding shares in a recapitalization transaction accounted for as a reverse acquisition with a "shell" company. Chalon was deemed the accounting acquirer and Surety was deemed the legal acquirer (see Note 3).

                               Surety and Chalon's (collectively, the
                               "Company") primary focus is the development of a hotel, 18-hole golf course and resort homes on approximately 600 acres of land in the North Kahola district of Hawaii Island in the state of Hawaii (the "Mahukona development project") (see Note 5).


2.  SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES       Principles of Consolidation

                               The consolidated financial statements of the Company include the accounts of Chalon for the years ended December 31, 1999 and 1998. The consolidated financial statements also include the accounts of Surety from December 29, 1999 (the effective date of the recapitalization transaction/reverse acquisition) to December 31, 1999. All significant intercompany transactions and balances have been eliminated in consolidation.

                               Cash

                               The Company maintains its cash with
                               financial institutions in accounts that at times may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.  SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES
     (CONTINUED)               Property and Equipment

                               Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives.

                               Buildings and improvements       15-30 Years
                               Livestock                            7 Years
                               Orchard                             15 Years
                               Machinery, equipment and other    5-10 Years

                               Real Estate Held for Sale and Development
                               Costs

                               Real estate held for sale is stated at the lower of cost or market.

                               Development costs include substantially all costs directly related to the planning of improvements to be constructed on the land; land acquisition costs, interest, real estate taxes and other indirect charges. Land and land development costs are allocated to the project using relative fair values.

                               Impairment of Long-lived Assets

                               The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amounts of the assets. Impairment is the amount by which the carrying value of the asset exceeds its fair value.

                               Income per Common Share

                               The Company complies with Statement of
                               Financial Accounting Standards ("SFAS") No.
                               128, "Earnings Per Share" which requires dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the Company has no securities or other contracts to issue common stock, basic and diluted net income (loss) per common share for the years ended December 31, 1999 and 1998 and for the nine months ended September 30, 2000 and 1999 (unaudited) were the same.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.  SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES
     (CONTINUED)               Income Taxes

                               The Company complies with SFAS No. 109,
                               "Accounting for Income Taxes," which
                               requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

                               Revenue Recognition

                               Sales of real estate are accounted for under the accrual method. Accordingly, gain is not recognized until the collectability of the sales price is reasonably assured and the earnings process is complete.

                               In December 1999, the Securities and
                               Exchange Commission issued Staff Accounting
                               Bulletin 101, "Revenue Recognition in
                               Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements and requires adoption no later than the fourth quarter of 2000. The Company is currently evaluating the impact of SAB 101 and its related interpretations to determine the effect, if any, that it will have on the Company's consolidated financial position and results of operations.

                               Use of Estimates

                               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3.  RECAPITALIZATION           On October 15, 1998, the majority beneficial
                               owner of Chalon ("Beneficial Owner")
                               acquired 90% of the outstanding common
                               shares of Surety Holdings Corp., a Florida
                               Corporation from an existing shareholder for $150,000. After the June 1999 merger between
                               Surety Holdings Corp., a Florida corporation and Surety (see Note 1) and effective
                               December 29, 1999, Surety entered into an
                               Agreement and Plan of Merger and
                               Reorganization (the "Plan") with Chalon. The
                               Plan provided for Surety to issue 2,000,000 shares of its common stock in exchange for 2,000,000 shares, or 100%, of Chalon. The transaction, which is a recapitalization of the Company, has been accounted for as a reverse acquisition of a "shell" company.

                               The costs related to the recapitalization of $206,000, the excess of the Beneficial Owner's purchase price plus the net liability assumed, has been included in other expenses for the year ended December 31, 1999. No goodwill has been recognized since Surety was a "shell company". Accordingly, the accompanying consolidated statements of operations include the results of operations of Surety from December 29, 1999, the effective date of the Plan, through December 31, 1999.

                               Additionally, the consolidated statements of stockholders' equity have been retroactively restated to reflect the number of shares received by the stockholders of Chalon in the business combination.


4.  NOTES RECEIVABLE           At December 31, 1999 and September 30, 2000
                               (unaudited), the Company had notes
                               receivable aggregating approximately
                               $689,000 and $2,714,000, respectively. The
                               notes bear interest at rates ranging from 7% to 10% per annum, mature on various dates through 2011 and are collateralized by real property.

                               Approximate maturities of notes receivable in each of the five years subsequent to September 30, 2000 are as follows:

                               YEAR ENDING DECEMBER 31,

                                       2000                     $   555,000
                                       2001                         117,000
                                       2002                          26,000
                                       2003                          27,000
                                       2004                         338,000
                                     Thereafter                   1,651,000
                                                                -----------
                                                                $ 2,714,000
                                                                ===========

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




5.  REAL ESTATE DEVELOPMENT    At December 31, 1999 and September 30, 2000
     COSTS                     (unaudited), real estate development costs
                                    attributed primarily to the Company's
                                    Mahukona development project consist of the following:

                                                             DECEMBER 31,  SEPTEMBER 30,
                                                                1999           2000
                                                             -----------   ------------
                                                                           (Unaudited)

                          Land and land acquisition costs    $23,938,570   $23,896,144
                          Planning and studies                 1,563,150     1,546,340
                          Engineering and architectural          580,647       576,483
                          Infrastructure                       2,110,078     3,262,197
                          Professional and consulting fees     1,687,732     1,679,856
                          Other                                1,224,999     1,307,034
                                                             -----------   -----------

                                                             $31,105,176   $32,268,054
                                                             ===========   ===========

                               Prior to the year ended December 31, 1998, the Company wrote-off approximately $3.1 million of real estate development costs associated with primarily all other non-Mahukona development projects.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6.  PROPERTY AND EQUIPMENT  At December 31, 1999 and September 30, 2000
                            (unaudited), property and equipment consist of the following:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1999          2000
                                                                              (Unaudited)

                            Land                               $2,346,169     $2,346,169
                            Buildings and improvements          1,216,421      1,611,625
                            Livestock                             759,226        759,226
                            Orchard                               300,000        300,000
                            Machinery, equipment and other        359,076        480,832
                                                               ----------     ----------
                                                                4,980,892      5,497,852
                            Less accumulated depreciation
                               and amortization                 1,657,161      1,746,672
                                                               ----------     ----------

                                                               $3,323,731     $3,751,180
                                                               ==========     ==========


7.  MORTGAGE NOTE PAYABLE   The mortgage note, which is collateralized
      CREDIT FACILITY       by certain property, is payable in monthly
                            installments of principal and interest
                            through 2019. The mortgage note bears
                            interest based on the Federal Reserve rate
                            (7.625% and 9.125% at December 31, 1999 and
                            September 30, 2000, respectively), plus 3%, not to exceed 15%, adjusted annually.

                            Approximate aggregate future required
                            principal payments on the mortgage note at September 30, 2000 is as follows:

                            YEAR ENDING DECEMBER 31,

                                    2000                $   2,000
                                    2001                    9,000
                                    2002                   10,000
                                    2003                   11,000
                                    2004                   12,000
                                 Thereafter               384,000
                                                        ---------
                                                        $ 428,000
                                                        =========

                            In addition, the Company has a $250,000 bank line of credit, which bears interest at 11.5%, collateralized by certain assets of the Company. At December 31, 1999 and September 30, 2000 (unaudited), there were no borrowings against the bank line of credit.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.  NON-CANCELABLE          The Company leases certain parcels of land
     OPERATING LEASES       to tenants, which are used primarily for
                            agricultural purposes, under noncancelable operating leases expiring through 2028.
                            Rental income under these operating leases and month-to-month arrangements was approximately $355,000 and $380,000 for the years ended December 31, 1998 and 1999, respectively, and $306,000 and $245,000 for the nine months ended September 30, 1999 and 2000 (unaudited), respectively. Approximate minimum rentals under the operating leases, excluding renewal options, are as follows:


                            YEAR ENDING DECEMBER 31,

                                      2000                      $ 69,000
                                      2001                        64,000
                                      2002                        59,000
                                      2003                        48,000
                                      2004                        39,000
                                   Thereafter                    448,000
                                                               ---------
                                                               $ 727,000
                                                               =========

9.  INCOME TAXES            At December 31, 1999, the Company's deferred tax
                            asset is comprised of the tax benefit associated with the following items based on the statutory tax rates current in effect:


                                                               DECEMBER 31,   SEPTEMBER 30,
                                                                   1999           2000
                                                                               (Unaudited)
                            Net operating loss carryforwards    $3,884,000     $2,488,000
                            Difference between financial
                            and tax bases of assets              1,724,000      1,724,000
                                                                ----------     ----------

                            Deferred income tax asset, gross     5,608,000      4,212,000
                            Valuation allowance                  2,804,000      2,106,000
                                                                ----------     ----------
                                                                $2,804,000     $2,106,000
                                                                ==========     ==========

                      SURETY HOLDINGS CORP. AND SUBSIDIARY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. INCOME TAXES (CONTINUED)    Deferred income taxes (benefit) for the
                               years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000 (unaudited) consisted of the following:

                                                                          NINE             NINE
                                          YEAR ENDED     YEAR ENDED    MONTHS ENDED    MONTHS ENDED
                                         DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                             1998           1999           1999            2000
                                                                        (Unaudited)     (Unaudited)
                               Federal    $(450,000)     $ 178,000       $  22,000       $ 592,000
                               State        (80,000)        32,000           4,000         106,000
                                          ---------      ---------       ---------       ---------

                                          $(530,000)     $ 210,000       $  26,000       $ 698,000
                                          =========      =========       =========       =========

                               The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000 (unaudited):

                                                                                  NINE             NINE
                                                 YEAR ENDED     YEAR ENDED    MONTHS ENDED     MONTHS ENDED
                                                DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,    SEPTEMBER 30,
                                                   1998           1999           1999              2000
                                                                               (Unaudited)     (Unaudited)

                     Provision for income
                      taxes at the
                      federal statutory rate        (34)%            34%            34%             34%

                     State income tax,
                      net of federal
                      tax benefit                    (6)              6              6               6

                     Effect of net
                      operating loss carry-
                      forwards and valuation
                      allowances, net                20             (20)           (20)            (20)

                     Other                                            5
                                                -----------------------------------------------------------
                                                    (20)%            25%            20%             20%
                                                ===========================================================

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. INCOME TAXES (CONTINUED)    Through December 31, 1998, the Company
                               generated federal and state net operating loss carryforwards ("NOL"s) of approximately
                               $10.9 million, available to offset future taxable income. However, a change in the ownership of the Company's common stock has triggered an annual limitation on the utilization of NOL's. At December 31, 1999 and September 30, 2000 (unaudited), the
                               Company had NOL's of approximately $9.7
                               million and $6.2 million, respectively,
                               available to offset future income subject to tax. The NOL's expire through 2018.


10.CONTINGENCIES               As discussed in Note 1, the Company's
                               primary focus is on the development of the Mahukona property. Approval of an environmental assessment and a permit to utilize state lands for a cart underpass servicing the golf course, which must go under a state highway, must still be obtained. These requirements resulted, in part, from an appeal filed by a citizens group challenging the Company's approvals, and it can be anticipated that this group will appeal future approvals or permits.
                               There can be no assurance that such
                               litigation will be favorably resolved. An adverse outcome of such litigation will adversely impact the Company's development plans.


11.SUBSEQUENT EVENTS           In March 2000, the Company raised
                               approximately $7 million, net of offering costs, pursuant to a private placement of 146,000 shares of its common stock at $50 per share.

                               During 2000 and 2001, the Company's
                               President advanced the Company $260,000
                               ($150,000 during the nine months ended
                               September 30, 2000-unaudited) pursuant to one year, 5% promissory notes.

                               Pursuant to promissory notes, during 2000, the Company advanced Marine Forest Resort,
                               Inc. ("Marine Forest"), a Japanese
                               corporation, $6.4 million ($2.9 million
                               during the nine months ended September 30, 2000-unaudited) to initiate the Company's development endeavors in Okinawa, Japan.
                               The notes, which are due six months after date of issuance and bear interest at the U.S. prime rate (9.5% at September 30, 2000) plus one percent, may be converted to equity interests in Marine Forest in 2001. Related interest income for the nine months ended September 30, 2000 (unaudited) is approximately $72,000.

                                    PART III

EXHIBITS:

2.01     Certificate of Incorporation

2.02     Certificate of Merger, with Agreement of Merger annexed

2.03     By-Laws, with adopting resolution

2.04     Amendment to By-Laws

5.01     Lock Up Agreement by Chalon Corp.

8.01 Agreement and Plan of Merger and Reorganization by and between Surety Holdings Corp., Chalon Acquisition Corp. and Chalon International of Hawaii, Inc.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:                               SURETY HOLDINGS CORP.



Date: February 9, 2001                By:  /S/ Howard R. Knapp
                                           ----------------------------
                                               Howard R. Knapp
                                               Chief Financial Officer







                                       29